UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

PAR PACIFIC HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 9

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,046,376
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,046,376
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,046,376
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 45,509,029 shares of Common Stock outstanding as of September 22, 2016 as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 69888T207	13D	Page 3 of 9

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,168,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,168,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,168,744
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 45,509,029 shares of Common Stock outstanding as of September 22, 2016 as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 69888T207	13D	Page 4 of 9

1.	Name of Reporting Persons. EGI INVESTORS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 877,632
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 877,632
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 877,632
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 45,509,029 shares of Common Stock outstanding as of September 22, 2016 as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 69888T207	13D	Page 5 of 9

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69888T207	13D	Page 6 of 9

EXPLANATORY NOTE: This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to the Common Stock, $0.01 par value per share of Par Pacific Holdings, Inc. (the “Issuer”) This Amendment No. 12 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014, Amendment No. 6 to Schedule 13D filed on November 12, 2014, Amendment No. 7 to Schedule 13D filed on April 14, 2015, Amendment No. 8 to Schedule 13D filed on August 25, 2015, Amendment No. 9 to Schedule 13D filed on November 24, 2015, Amendment No. 10 to Schedule 13D filed on June 17, 2016, and Amendment No. 11 to Schedule 13D filed on July 18, 2016 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer’s pro rata registered transferable rights offering (the “Rights Offering”) which commenced on August 26, 2016 and ended on September 14, 2016, entitled each rights holder to purchase 0.099 shares of Common Stock at a subscription price of $12.25 per whole share. In connection with the Rights Offering, Investors exercised an aggregate of 2,873,082 basic subscription rights which included (i) 402,284 subscription rights issued to Investors by the Issuer in the Offering and (ii) 2,470,798 subscription rights originally issued to Master Fund in the Rights Offering and distributed to Investors by Master Fund based on Investors’ pro rata limited partner interest in Master Fund. As a result of this exercise, Investors received 284,435 shares of Common Stock (the “2016 Additional Shares”) on the closing date of the Rights Offering on September 22, 2016 (“Rights Offering Closing Date”). The aggregate purchase price for the 2016 Additional Shares was $3,484,328.75 and the source of Investors’ funds to acquire the Additional Shares was cash on hand.

On the Rights Offering Closing Date, Investors received 190,913 shares of Common Stock (the “Conversion Shares”) from the Issuer in connection with the mandatory conversion of a portion of the Bridge Notes (as defined in Item 4) into Common Stock. No additional consideration was paid by Investors for receipt of the Conversion Shares.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Investors’ purpose in acquiring the 2016 Additional Shares was to participate in the Rights Offering . No other Reporting Persons exercised Rights in the Rights Offering. Holdings distributed the 5,828,346 Rights that it received in the Rights Offering to Master Fund, as the sole member of Holdings, resulting in Master Fund directly holding a total of 12,168,744 Rights. As described in Item 3 above, Master Fund distributed to Investors, one of the limited partners in Master Fund, 2,470,798 Rights based on Investors’ pro rata limited partner interest in Master Fund. The remaining 9,697,946 of the Rights held by Master Fund in the Offering were held by Master Fund for the sole benefit of Master Fund’s other limited partner (the “Limited Partner”) which is not an affiliate of Master Fund, Holdings, Investors, or General Partner. Master Fund sold 1,025,349 of such Rights on the NYSE MKT solely on behalf of such unaffiliated limited partner and the proceeds of such sales were distributed to the unaffiliated Limited Partner in respect of such Limited Partner’s pro rata limited partnership interest in Master Fund. The remaining 8,672,597 Rights held by Master Fund for the sole benefit of the Limited Partner were not sold or exercised and expired at the end of the Rights Offering.

The Bridge Note Lenders, including Investors, lent funds to the Issuer in order to provide the Issuer with sufficient funding to close the Acquisition prior to completion of the Rights Offering. In accordance with the terms of the Bridge Notes, on the Rights Offering Closing Date the Bridge Note Lenders were partially repaid by the Issuer with cash in the aggregate amount of $49,546,445.00 payable from net proceeds from the Rights Offering. Investors’ portion of this cash repayment was $34,682,511.50. The receipt of the Conversion Shares by Investors was in partial repayment of the Bridge Notes, with the remaining outstanding aggregate principal amount plus accrued and unpaid interest on the Bridge Notes automatically converted into an aggregate of 272,733 shares of Common Stock, of which Investors received the 190,913 Conversion Shares. The conversion rate for the Bridge Notes was the $12.25 Subscription Price per whole share for the Rights Offering. As a result, no Bridge Notes remain outstanding.

CUSIP No. 69888T207	13D	Page 7 of 9

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) On September 13, 2016, Holdings distributed all of the 5,828,346 shares of Common Stock directly held by Holdings to Master Fund, as Holdings’ sole member. As a result, Master Fund now holds such shares directly and Holdings no longer owns any shares of Common Stock of the Issuer. To the best knowledge of the Reporting Persons, 45,509,029 shares of Common Stock are outstanding as of September 22, 2016 as disclosed by the Issuer to the Reporting Persons. Investors is the beneficial owner of 877,632 shares of Common Stock, or approximately 1.9% of the issued and outstanding shares of Common Stock as of September 22, 2016 and Investors shares voting and dispositive power with General Partner with respect to such shares. Master Fund is the beneficial owner of 12,168,744 shares of Common Stock, or approximately 26.7% of the issued and outstanding shares of Common Stock as of September 22, 2016 and Master Fund shares voting and dispositive power with General Partner with respect to such shares.

(c) Except as set forth in Item 3 and Item 4 above and immediately below, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Effective September 13, 2016, Holdings, either individually or as a member of a group, ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1 Amended and Restated Joint Filing Agreement.

CUSIP No. 69888T207	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 26, 2016

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EGI INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President